RUSSELL INVESTMENT COMPANY

STRATEGIC CALL OVERWRITING FUND

PLAN OF LIQUIDATION AND DISSOLUTION OF SUB-TRUST

This Plan of Liquidation and Dissolution of Sub-Trust (the “Plan”) is made by Russell Investment Company (the “Trust”), a Massachusetts business trust, with respect to the Strategic Call Overwriting Fund (the “Sub-Trust”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust. The Sub-Trust is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and dissolution of the Sub-Trust in conformity with all provisions of Massachusetts law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Third Amended and Restated Master Trust Agreement dated March 1, 2018, as amended (the “Master Trust Agreement”).

WHEREAS, under the terms of the Master Trust Agreement, the Trust’s Board of Trustees (the “Trustees”) may, by vote of a majority of the Trustees or written instrument executed by a majority of their number then in office, terminate any Sub-Trust at any time by written notice to the Shareholders of that Sub-Trust;

WHEREAS, the Trustees have determined, on behalf of the Sub-Trust, that it is in the best interests of the Sub-Trust and its shareholders to liquidate and dissolve the Sub-Trust; and

WHEREAS, at a meeting of the Trustees on August 3, 2020, this Plan, as the method of liquidating and dissolving the Sub-Trust in accordance with applicable provisions of Massachusetts law and the Master Trust Agreement, including but not limited to Article IV, Section 4.2(d) of the Master Trust Agreement, was considered and adopted.

NOW, THEREFORE, the liquidation and dissolution of the Sub-Trust shall be carried out in the manner hereinafter set forth.

1. Effective Date of Plan. This Plan shall become effective with respect to the Sub-Trust as of August 3, 2020 (the “Effective Date”). This Plan shall not become effective if it has not been adopted by a majority of the Trustees of the Trust.

2. Liquidation. On the Liquidation Date (as defined in Section 7 of this Agreement), the Sub-Trust shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3. Cessation of Business. On or about August 4, 2020, or such other date as an officer of the Trust may determine, the Sub-Trust shall carry on no business except for the purpose of winding up its affairs, and the Sub-Trust shall distribute its assets to its shareholders in accordance with the provisions of this Plan and the Master Trust Agreement; provided, however, that the Sub-Trust may continue to carry on its activities as an investment company, as described in its current prospectus, with regard to its existing shareholders and assets, until the final liquidating distribution to its shareholders has been made.

4. Restriction of Transfer and Redemption of Shares. The proportionate interests of the Sub-Trust’s shareholders in the assets of the Sub-Trust shall be fixed on the basis of their respective shareholdings at the close of business on September 17, 2020. On such date, the books of the Sub-Trust shall be closed. Thereafter, unless the Sub-Trust’s books are reopened because the Plan cannot be carried into effect under Massachusetts law or otherwise, the shareholders’ respective interests in the Sub-Trust’s assets shall not be transferable or redeemable.

5. Liquidation of Assets. Commencing on or about August 4, 2020, or such other date as an officer of the Trust may determine (the “Liquidation Period”), all portfolio securities of the Sub-Trust not already converted to cash or cash equivalents shall be converted to cash or cash equivalents.

6. Liabilities. During the Liquidation Period, the Sub-Trust shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Sub-Trust. If the Sub-Trust is unable to pay, discharge or otherwise provide for any liabilities of the Sub-Trust during the Liquidation Period, the Sub-Trust may (i) retain cash or cash equivalents in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of the Sub-Trust on the Sub-Trust’s books as of the Liquidation Date (as defined in paragraph 7), including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Trustees shall reasonably deem to exist against the assets of the Sub-Trust on the Sub-Trust’s books.

7. Distribution to Shareholders. Upon termination of the Liquidation Period (the “Liquidation Date”), the Sub-Trust’s assets will be distributed ratably among the Sub-Trust’s shareholders of record in one or more cash payments. The first distribution of the Sub-Trust’s assets is expected to consist of cash representing substantially all the assets of the Sub-Trust, less the amount reserved to pay creditors of the Sub-Trust.

If the Trustees are unable to make distributions to all of the Sub-Trust’s shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Sub-Trust shares are payable, the Trustees may create, in the name and on behalf of the Sub-Trust, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Sub-Trust in such trust for the benefit of the shareholders.

8. Receipt of Cash or Other Distributions After the Liquidation Date. Following the Liquidation Date, if the Sub-Trust receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Liquidation Date, except as otherwise described below, such cash or other distribution will be disbursed in the following manner:

a. The Trust will determine the shareholders of record of the Sub-Trust as of the Effective Date.

b. The Trust will then identify the shareholders of record as of the Effective Date who would be entitled to a pro rata share of the cash or distribution received by the Sub-Trust (net of all expenses associated with effecting the disposition of such cash or distribution).

c. The Trust will then be responsible for disbursing to each such shareholder of record, identified in accordance with paragraph 8.b above, their pro rata portion of the cash.

d. If there are no shareholders entitled to receive such proceeds, any cash or distribution will be distributed proportionately among the remaining Sub-Trusts of the Trust based on the relative net assets of such Sub-Trusts.

9. Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or prior to the Liquidation Date, the Sub-Trust shall, if necessary, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Sub-Trust all of the Sub-Trust’s investment company taxable income for taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.

10. Powers of Trustees. The Trust’s Trustees and, subject to the direction of the Trustees, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the termination of contracts entered into in connection with the portfolio management of the Sub-Trust, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.

11. Amendment of Plan. The Trustees shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Sub-Trust, and the distribution of the Sub-Trust’s net assets to its shareholders in accordance with Massachusetts law, the Investment Company Act, the Code, and the Master Trust Agreement, if the Trustees determine that such action would be advisable and in the best interests of the Sub-Trust and its shareholders.

12. Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trustees at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Trustees in their sole discretion, make proceeding with this Plan inadvisable with respect to the Sub-Trust.

13. Filings. As soon as practicable after the final distribution of the Sub-Trust’s assets to shareholders, the Trust shall file notice of liquidation and dissolution of the Sub-Trust and any other documents as are necessary to effect the liquidation and dissolution of the Sub-Trust in accordance with the requirements of the Master Trust Agreement, Massachusetts law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Sub-Trust is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Sub-Trust’s final income tax returns, Forms 966, 1096 and 1099.

14. Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

15. Governing Law. This Plan shall be governed and construed in accordance with Massachusetts law.

RUSSELL INVESTMENT COMPANY, on behalf of Strategic Call Overwriting Fund

By:	/s/ Mark Swanson
Name:	Mark Swanson
Title:	President and Chief Executive Officer
Date:	August 3, 2020